February 28, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Brian Cascio
Accounting Branch Chief

Re:	Candela Corporation
Form 10-K for the fiscal year ended July 3, 2004, filed 9/15/2004
Form 10-Q for the period ending October 2, 2004, File No. 0-14742

Ladies and Gentlemen,

Candela Corporation (“Candela, or the “Company”) hereby responds to the comments made by the staff in your letter dated February 15, 2005 relating to the Company’s Form 10-K for the fiscal year ended July 3, 2004, filed September 15, 2004, and Form 10-Q for the period ending October 2, 2004 File No. 0-14742.

The staff’s comments, indicated in bold, and the Company’s responses are as follows:

1. We note that you attribute the increase in laser and other product revenue from fiscal 2002 to 2003 to increases in unit sales and the average selling price of the GentleLase, Smoothbeam and Vbeam products. Where changes in revenue are related to several factors each significant factor should be separately quantified and discussed. Please revise in future filings. Refer to item 303(a)(3)(iii) of Regulation S-X

With respect to the comment above, the Company will provide expanded disclosure in future filings with respect to the factors affecting changes in revenues in the Results of Operations section of our MD&A.

2. We note that gross profit has increased from 44% in fiscal 2002 to 48% in fiscal 2003 and to 49% in fiscal 2004. In future filings, please revise to provide more details of significant trends that may impact net sales as required by Item 303(a of Regulation S-K. Please also indicate the reasons for the changes in profit margins and whether these trends are expected to continue.

With respect to the comment above, the Company will provide expanded disclosure in future filings with respect to the significant trends impacting net sales and profit margins in the Results of Operations section of our MD&A.

CANDELA CORPORATION

   530 Boston Post Road, Wayland, Massachusetts 01778-1886  - Tel (508) 358-7631 - Fax (508) 358-5602

3. We note that you attribute the decrease in selling, general and administrative expense due primarily to the reimbursement of legal expense relating to the “PSS dispute” settled in fiscal 2003. Supplementally and in future filings, please explain the nature of the PSS dispute, quantify the reimbursement and clarify the accounting treatment.

With respect to the comment above, the following disclosure was made in the Company’s 10-K for the fiscal year ended June 28, 2003, filed September 26, 2003:

“During Candela’s second fiscal quarter ended December 29, 2001, Candela notified Physicians Sales and Service, Inc. (“PSS”), a division of PSS World Medical, Inc., that Candela was terminating its exclusive Distribution Agreement between Candela and PSS due to PSS’s failure to pay outstanding invoices totaling approximately $2.3 million. These invoices arose in connection with Candela’s shipment of various units of equipment to PSS pursuant to firm purchase orders received by Candela from PSS. These invoices arose as of June 30, 2001, and were due and payable in full on or before September 30, 2001. After receiving the Notice of Termination from Candela, PSS filed a lawsuit against Candela in Middlesex County Superior Court in Massachusetts as well as a demand for arbitration pursuant to the mandatory arbitration clause in the distribution agreement. Both of PSS’s complaints allege breach of contract, a violation of the Massachusetts Unfair Trade Practices Act, breach of the covenant of good faith and fair dealing, promissory estoppel and intentional interference with contractual relations resulting from Candela’s termination of its distribution agreement with PSS.

On March 6, 2003, the Company obtained a favorable decision in its arbitration proceeding against PSS. The arbitration panel made an interim award to the Company of $2,200,000 for unpaid amounts previously invoiced, which the Company earlier reported as revenue. This amount was net of $150,000 separately awarded to PSS. The decision also included payment to the Company of $396,000 of interest on the outstanding balance owed to the Company. The arbitration panel also awarded the Company its attorneys’ fees and expenses, as well as the costs of arbitration.  This interim decision was finalized on May 28, 2003 when the arbitration panel confirmed the terms of its interim award and in addition awarded the Company its reasonable attorneys’ fees and expenses, as well as the costs of arbitration, in the amount of $573,000, which was paid to Candela on June 23, 2003. The Middlesex Superior Court confirmed the award of the arbitrators on July 1, 2003.”

In addition, and with respect to the comment above, the reimbursement of $573,000 was accounted for as a reduction of fiscal 2003 selling, general, and administrative expense. The comparative section of the Company’s future filings for selling, general, and administrative expense and other income will not include any amounts pursuant to the PSS arbitration, and the Company does not intend to include any discussion of these events in future filings. Candela does however agree that clarity within MD&A discussion is important and will strive to provide expanded disclosure in the Results of Operations section of its MD&A in future filings.

4. In future filings, please expand your disclosure to clarify your revenue recognition policy in regards to return policies, post shipment obligations, installation, training, customer acceptance and warranties. In addition, credits, discounts, price protection or other sales incentives and any unusual arrangements with third party distributors should also be addressed.

With respect to the comment above, the Company will provide expanded disclosure in future filings specifically identifying Candela’s revenue recognition policy with regards to the above mentioned items. The Company will also expand disclosure on its relationship with third-party distributors as appropriate.

5. We reference the discussion in Note 10 on page 11 that the Company believes that it has made all payments that it was required to make under the Amended and Restated License Agreement. Tell us the reason that $2 million was subsequently deposited in an escrow fund and the basis for not recording any of these amounts to expense.

With respect to the comment above, the Company regards the Regents Arbitration as a contingency to be accounted for under Statement of Financial Accounting Standard No. 5, Accounting for Contingencies (“FAS 5”). The Company believed that the notice of default and subsequent counterclaim for breach of contract and declaratory relief filed by the Regents was without merit. Paragraph 37 of FAS 5 states “The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate. The degree of probability of an unfavorable outcome must be assessed...If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure would be required by paragraph 10 of this Statement.” The Company disclosed the contingency, but felt that an unfavorable outcome was not probable, so the Company did not record any expense in relation to these claims.

The escrow was established pursuant to a separate agreement with the Regents. Its purpose was to maintain the integrity of the licensing agreement between Candela and the Regents while the matter was being arbitrated. In exchange for Candela placing these funds in escrow, the Regents agreed that they would not seek to terminate the Amended and Restated License Agreement while the matters in contention were being arbitrated.  Accordingly, the fact that funds were escrowed by Candela bore no relationship to Candela’s belief about the likelihood of the outcome of the arbitration, but rather was a mechanism agreed by the parties to remove a potential additional claim by The Regents while the underlying substance of the disputes was being arbitrated.

6. We note that Candela accrued $3 million of future occupancy costs in connection with the closure of the Boston skin care center and that the landlord has notified you that it has re-let the premises. You indicate the accrual has not been reversed at this time because the potential economic benefits are not yet known. Supplementally, please explain in detail why the economic benefits are not known. Clarify when Candela was notified and provide details of the GAAP basis for not adjusting the accrual for the future occupancy costs. Refer to SFAS 144 and 146. In addition, tell us the nature of the additional liability for deferred gift certificate revenue discussed on page 7. Future filings should also clarify whether these operations will be sold or if they have been ceased or abandoned.

With respect to the comment above, the following disclosure was made in the Company’s Form 10-Q for the period ending January 1, 2005, filed February 9, 2005, File No. 0-14742.

“During the three-month period ended October 2, 2004, the landlord for the Boston facility secured a sublease for that property.  The Company was not able to determine the future economic benefit of the sublease at that time. The sublessee commenced making payments to the landlord during December of 2004.  As a result of these and future payments scheduled under the sublease, the Company revised the estimated future costs associated with the Boston facility and, in the quarter ended January 1, 2005, has reversed approximately $859 of the restructuring reserve. This reversal represents the aforementioned anticipated economic benefit due to sublessee payments of $1,703, net of legal and other fees of approximately $329 and income taxes of approximately $515, and was recognized in the three-month period ended January 1, 2005.

The following table reflects the combined restructuring charges incurred in the six month period ended January 1, 2005:”

	Leasehold
	Improvements
	and Fixed	Facility
(in thousands)	Assets	Costs	Total
Balance at July 3, 2004	$197	$2,809	$3,006
Reduction of reserve due to cash payments		337	337
Non-cash amortization relating to the Scottsdale reserve	50	—	50
Reduction of reserve due to revision of leasehold obligation	—	1,374	1,374
Balance at January 1, 2005	$147	$1,098	$1,245

Prior to the events which occurred during the quarter ended January 1, 2005, the Company could not estimate the amount of sublease income, if any, that could be reasonably obtained from the subletting of the abandoned leased Boston facility. This was due to several factors including the location and uniqueness of the premises which raised significant doubt regarding the probability of the Landlord’s ability to identify a subtenant.

The deferred gift certificate revenue referred to on page 7 of our 10-Q for the quarter ended October 2, 2004 represents a liability incurred upon the sale of gift certificates to skin care center customers. We have been refunding balances on certificates to individuals holding them since the closure of that facility, thereby reducing the liability.  No revenue has been reported as a result of the reduction of this liability. In future filings the Company will refer to this as a liability and will not use the term “revenue” in conjunction with this liability. These operations have been ceased and will not be sold and Candela will disclose that information in future filings.

If you have any questions concerning the foregoing responses, please contact the undersigned at (508) 358-7637.

Very truly yours,

By:	/s/ Paul Broyer
Paul Broyer
Chief Financial Officer
Candela Corporation